STROOCK & STROOCK & LAVAN LLP
180 MAIDEN LANE
NEW YORK, NEW YORK 10038

September 18, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Deborah O'Neal-Johnson

Re:	Lazard Retirement Series, Inc.
File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the "Fund"), on or about September  25, 2015 we plan to file with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 70 (the "Amendment") to the Fund's Registration Statement on Form N-1A (the "Registration Statement").  The Amendment relates to Post-Effective Amendment No. 69 ("Amendment No. 69") to the Registration Statement, filed on July 15, 2015, which was filed in order to add three new series to the Fund, Lazard Retirement International Equity Advantage Portfolio (the "International Portfolio"), Lazard  Retirement Managed Equity Volatility Portfolio (the "Managed Volatility Portfolio") and Lazard Retirement Emerging Markets Equity Advantage Portfolio (the "Emerging Markets Portfolio") (collectively, the "Advantage Portfolios"), and to revise the investment strategies of Lazard Retirement Emerging Markets Equity Blend Portfolio (the "Emerging Markets Blend Portfolio" ) and Lazard Retirement Master Alternatives Portfolio (the "Master Alternatives Portfolio") (each, a "Portfolio" and collectively, the "Portfolios").

The Amendment will respond to comments of the staff (the "Staff") of the Commission on Amendment No. 69 that were provided to the undersigned by Deborah O'Neal-Johnson of the Staff via telephone on September 1, 2015.  The prospectus and statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the versions filed as part of Amendment No. 69.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  We have considered comments made by the Staff with respect to one section of the Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

All Portfolios

Summary Section—Fees and Expenses

1.
Staff Comment:  Please confirm supplementally whether the Portfolios expect "Acquired Fund Fees and Expenses" to be one basis point (0.01%) or more in the current fiscal year for any Portfolio.  If so, please add a line item to the fee table.

Response:  Fund management has advised us that it does not expect "Acquired Fund Fees and Expenses" to be one basis point or more in the current fiscal year for any Portfolio.

2.
Staff Comment:  Please confirm whether, in connection with the fee waiver and expense limitation arrangement in place between Lazard Asset Management LLC (the "Investment Manager") and the Fund, on behalf of each Portfolio (the "Expense Limitation Agreement"), the Investment Manager retains a right to seek reimbursement from a Portfolio for amounts waived or reimbursed by the Investment Manager pursuant to the Expense Limitation Agreement.

Response:  The Expense Limitation Agreement contains no provision for recoupment of fee waivers or expense reimbursements, and the Investment Manager has advised us that it will not seek recoupment from a Portfolio for the fee waivers and expense reimbursements pursuant to the Expense Limitation Agreement.

Advantage Portfolios

Summary Section—Principal Investment Risks

3.	Staff Comment: Please add a disclosure regarding the risks of the Advantage Portfolios' investments in real estate investment trusts ("REITs").

Response:  "REIT Risk" from Investment Strategies and Investment Risks—Investment Risks has been added to the summary section for each Advantage Portfolio.

International Portfolio

Summary Section—Principal Investment Strategies

4.
Staff Comment:  The fifth sentence of the first paragraph states that: "[t]he Portfolio will typically focus on securities of non-US developed market companies . . . ."  Please provide objective criteria by which Portfolio will ensure diversification among investments in a number of different countries throughout the world.

Response:  The referenced sentence has been revised as follows: "[t]he Portfolio will typically invest the majority of its assets in securities of non-US developed market companies . . . ."

Managed Volatility Portfolio

Summary Section—Principal Investment Strategies

5.
Staff Comment:  The second to last sentence of the first paragraph states that: "[t]he Investment Manager seeks to generate attractive risk-adjusted returns while lowering portfolio volatility by using a benchmark-unaware stock selection strategy driven by fundamental inputs that is intended to identify high quality companies with sustainable operating performance."  Please revise this disclosure to make the language more accessible to ordinary investors.

Response:  The language has been revised as follows:

The Investment Manager seeks to generate attractive risk-adjusted equity returns (returns after accounting for the risk taken to achieve those returns) while lowering portfolio volatility (up and down movements in the fund's returns).  The Investment Manager's investment process is benchmark-unaware, which means that the Portfolio's assets are not managed by reference to a benchmark index.  The Investment Manager examines fundamental company information (such as financial statements) and seeks to identify high quality companies with sustainable operating performance in order to build a well-diversified global portfolio of common stocks.

6.	Staff Comment: Please confirm that the Portfolio does not intend to manage volatility through investments in derivative instruments.

Response:  Fund management has advised us that the Portfolio will not manage volatility through derivative instruments as a primary investment strategy.

Emerging Markets Portfolio

Summary Section—Principal Investment Strategies

7.
Staff Comment:  The first sentence of the second paragraph states that: "the Portfolio invests at least 80% of its assets in equity securities of companies that are economically tied to emerging market countries." Please provide, in the summary section, objective criteria that the Portfolio uses to determine whether securities are economically tied to emerging markets.

Response:  The following disclosure from Investment Strategies and Investment Risks—Investment Strategies has been added to Summary Section—Principal Investment Strategies:

The Portfolio considers a company to be "economically tied to emerging markets countries" if: (i) the company is organized under the laws of or domiciled in an emerging markets country or maintains its principal place of business in an emerging markets country; (ii) the securities of such company are traded principally in emerging markets countries; or (iii) during the most recent fiscal year of the company, the company derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in emerging markets countries or that has at least 50% of its assets in emerging markets countries.

8.	Staff Comment: Please provide a definition of "emerging markets" in the summary section.

Response:  The following disclosure from Investment Strategies and Investment Risks—Investment Strategies has been added to Summary Section—Principal Investment Strategies: "[t]he Portfolio considers emerging markets countries to be all countries: (i) included in the MSCI Emerging Markets Index; or (ii) not included in the MSCI World Index."

Master Alternatives Portfolio

Summary Section—Fees and Expenses

9.	Staff Comment: As the Portfolio may invest in exchange-traded funds, please confirm supplementally whether the Portfolio's "Acquired Fund Fees and Expenses" are included in the fee table.

Response:  Fund management has advised us that it does not expect "Acquired Fund Fees and Expenses" to be one basis point or more in the current fiscal year for the Portfolio.  As such, any Acquired Fund Fees and Expenses are included in Other Expenses.

Summary Section—Principal Investment Strategies

10.
Staff Comment:  As high portfolio turnover risk is disclosed as a principal investment risk of investing in the Portfolio, please disclose that the Portfolio engages in an active and frequent trading strategy in the strategy section.

Response:  Please note that the last paragraph states that: "[i]t is expected that, in connection with implementing its investment strategy, the Portfolio will engage in frequent buying and selling of securities, including taking short positions in securities."  Therefore, we do not believe additional disclosure is necessary.

11.	Staff Comment: Please disclose in the summary section the market cap strategy for the global equity long/short strategy and Japanese equity long/short strategy.

Response:  The following has been added as the last sentence of each strategy's description:  "The strategy may invest in companies across the capitalization spectrum."

12.
Staff Comment:  As the  Portfolio may enter into credit default swap agreements, please confirm that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.  Additionally, as the Portfolio may enter into total return swap agreements, please review the segregation recommendations in Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) ("Release 10666") and confirm compliance with Release 10666.

Response:  We have been advised by Fund management that, if the Portfolio enters into credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps.  Additionally, we have been advised by Fund management that, if the Portfolio enters into total return swap agreements, it will comply with Release 10666 and subsequent Staff no-action letters or interpretations.

13.
Staff Comment:  Please note that the Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Please confirm that the derivatives-related investment strategy disclosure and risk disclosure are consistent with the observations in that letter.

Response:  Fund management has confirmed that the derivatives-related investment strategy disclosure and risk disclosure are consistent with the observations in the letter.

Summary Section—Principal Investment Risks

14.	Staff Comment: Please consider expanding "Leverage Risk" to note that the Portfolio will incur leverage through its investment in derivative instruments.

Response:  "Leverage Risk" has been revised as follows:

Leverage Risk.  The Portfolio's use of derivatives instruments and/or short sales means that the Portfolio incurs economic leverage, which may magnify the Portfolio's gains or losses.

All Portfolios

Additional Information about the Portfolio – Purchase and Sale of Portfolio Shares

15.
Staff Comment:  Please disclose the initial investment minimum for each Portfolio.  If there is none, then please state that "the Portfolio has no initial investment minimum." Please also add disclosure in the Account Policies section of the prospectus.

Response:  The requested disclosure has been added.  Although the Portfolios impose no investment minimum, Participating Insurance Companies may impose minimum allocation requirements with respect to the Portfolios for owners of Policies.

Other Performance of the Investment Manager

16.
Staff Comment:  Please delete "Lazard Retirement Series" before "Other Performance of the Investment Manager" in the header of the Other Performance of the Investment Manager section of the prospectus, or place "Lazard Retirement Series" in parentheses after "Other Performance of the Investment Manager."

Response:  "Lazard Retirement Series" has been deleted before "Other Performance of the Investment Manager" in the header of the Other Performance of the Investment Manager section of the prospectus.

17.
Staff Comment:  The first sentence of the second paragraph states:  "[f]or each of the International Equity Advantage Portfolio and the Emerging Markets Equity Advantage Portfolio, there is currently only one Other Account that corresponds to the strategy employed for such Portfolio . . ." (emphasis added).  Please confirm that there have not been Other Accounts in the past that correspond to the strategy employed for the International Portfolio or Emerging Market Portfolio.  Also, please confirm that each Composite includes all accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the relevant Portfolios or that the omission of certain accounts does not render the other performance misleading.

Response:  We have been advised by Fund management that each Composite includes all accounts managed by the Investment Manager at any time with substantially similar investment objectives, policies and strategies as the corresponding Portfolio that meet the Composite construction requirements (including length of existence and account size) and that Fund management believes that any exclusion from the Composite of accounts managed by the Investment Manager with substantially similar investment objectives, policies and strategies as the corresponding Portfolio pursuant to construction requirements does not render the Composite misleading.

18.
Staff Comment:  Please add a sentence disclosing Other Account and Composite performance for 2015 year-to-date, as of June 30, 2015, below the relevant Portfolios' Other Account and Composite performance table.

Response:  The requested change has been made.

*     *     *     *     *     *     *     *

We hope the Staff finds that this letter and the revisions to the prospectus are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6658 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Lisa Goldstein
Lisa Goldstein

cc:           Janna Manes